Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2024

(expressed in thousands of Canadian dollars, except as noted)

Contents

Cautionary Note Regarding Forward-Looking Information And Statements	3
Business Overview	4
Q1 2024 Highlights	5
Operations Outlook	10
Health, Safety, and Environment	10
Financial Results	11
Financial Position Summary	13
Liquidity and Capital Resources	14
Capital Management	15
Contractual Obligations and Commitments	16
Summary of Quarterly Results	16
Related Party Transactions	17
Outstanding Share Data	18
Outstanding Convertible Debentures	18
Off-Balance Sheet Arrangements	18
Segment Information	18
Accounting Policy Overview	18
Critical Accounting Policies and Judgements	18
Key Sources of Estimation Uncertainty	18
Changes in Accounting Policies including Initial Adoption	19
Financial Instruments and Risk Management	19
Risk Factors	19
Financial Risks	19
Other Risk Factors	21
Disclosure Controls and Internal Control Over Financial Reporting	26
Disclosure Controls and Procedures	26
Changes in Internal Controls	26
Limitations of Controls and Procedures	26
Technical Disclosure	27
Approval	27

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

This Management’s Discussion and Analysis (“MD&A”) was prepared as of May 7, 2024 and provides an analysis of the financial and operating results of NexGen Energy Ltd (“NexGen” or “the Company”) for the three months ended March 31, 2024. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2023, as well as other information filed with the Canadian, US and Australian securities regulatory authorities, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov, and on the website of the Australian Stock Exchange (“ASX”) at www.asx.com.au. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2024 and March 31, 2023 (the “Interim Statements”), as well as the audited consolidated financial statements for the year ended December 31, 2023 and December 31, 2022 (the “Annual Financial Statements”) and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

On December 5, 2023, NexGen deconsolidated IsoEnergy Ltd. (“IsoEnergy”) due to the completion of a merger between IsoEnergy and Consolidated Uranium Inc. (“CUR”), that pursuant to IFRS resulted in the loss of control of IsoEnergy. In accordance with IFRS, IsoEnergy’s financial results were consolidated with those of NexGen up to December 4, 2023, including in this MD&A. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from December 5, 2023. IsoEnergy is listed on the TSX Venture Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations. Further information regarding IsoEnergy is available under its own profile on www.sedarplus.ca.

Management is responsible for the Interim Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Interim Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, “Cautionary Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Cautionary Note Regarding Forward-Looking Information And Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities and budgets, the interpretation of drill results and other geological information, mineral reserve and resource estimates (to the extent they involve estimates of the mineralization that will be encountered if a project is developed), requirements for additional capital, capital costs, operating costs, cash flow estimates, production estimates, the future price of uranium and similar statements relating to the economic viability of a project, including the Rook I Project, or other statements that are not statements of facts.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on NexGen’s current expectations, beliefs, assumptions, estimates and forecasts about its business and the industry and markets in which it operates, which could prove to be significantly incorrect. Forward-looking information and statements are made based upon numerous assumptions, including, among others; that the results of planned exploration and development activities will be as anticipated and on time; the price of uranium; the cost of planned exploration and development activities; that, as plans continue to be refined for the development of the Rook I Project, there will be no changes in project parameters that would materially adversely affect Project viability; that financing will be available if and when needed and on reasonable terms; that financial, uranium and other markets will not be adversely affected by a global pandemic (including COVID-19); that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals; that general business, economic, competitive, social and political conditions will not change in a material adverse manner; the assumptions underlying the Company’s mineral reserve and resource estimates; assumptions made in the interpretation of drill results and other geological information; the ability to achieve production on the Rook I Project; other estimates, assumptions and forecasts disclosed in the Rook I FS Technical Report (as defined below); the use of proceeds from financing activities, including the ATM Program and the 2023 Private Placement (each as defined below); and the amount of proceeds raised pursuant to the ATM Program. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements were considered reasonable by management at the time they were made, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the imprecision of mineral reserve and resource estimates, the price and appeal of alternate sources of energy, sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, climate change, uninsurable risks, reliance upon key management and other personnel, risks related to title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources, political and regulatory risks, general inflationary pressures, industry and economic factors that may affect the business, and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors” and also in this MD&A under “Other Risks Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statement or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking statements and information contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information or statements as a result of new information or events except as required by applicable securities laws.

Business Overview

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (the “Rook I Project” or the “Project”) located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective exploration uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

The Rook I Project is the location of the Company’s Arrow Deposit discovery in February 2014. The Arrow Deposit has Measured and Indicated Mineral Resources totalling 3.75 million tonnes (“Mt”) grading 3.10% U3O8 containing 257 million (“M”) lbs U3O8. The Probable Mineral Reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See “Feasibility Study” below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on Rook I which are subject to further exploration before economic potential can be assessed. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company’s common shares (the “Shares”) trade on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “NXE”, and on the ASX in the form of Chess Depository Instruments (“CDIs”) under the symbol “NXG”.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Q1 2024 Highlights

Corporate

During the quarter, the Company issued 13,000,800 Shares under the ATM Program (as defined below) which raised gross proceeds of $135.0 million and paid commission fees of $1.4 million and other transaction costs of $3.4 million for net proceeds of $130.2 million.

Subsequent to March 31, 2024, the Company entered into a placement agreement dated April 30, 2024 (as amended, the “Placement Agreement”) with a lead manager and bookrunner to arrange and manage an offering of 20,161,290 Shares at a price of $11.11 for aggregate gross proceeds of approximately $224 million (the “Offering”) with settlement to occur through newly listed CDIs on the ASX (all based on the daily average exchange rate of A$1.00 = C$0.8963 published by the Bank of Canada on April 29, 2024).

Closing of the Offering is expected to occur on or about May 15, 2024 and is subject to customary closing conditions, including receipt of regulatory approvals.

Concurrent with and to facilitate the Offering, the Company also agreed with the Agents (as defined below) to amend the December Sales Agreement (as defined below) to reduce the aggregate value of the Shares that may be offered and sold from up to $500 million to up to approximately $276 million (the “Amended Sales Agreement”). As a result of the Amended Sales Agreement and taking into account the 13,000,800 Shares sold to date, the maximum amount available that may be offered and sold will be approximately $141 million.

On May 7, 2024, NexGen entered into a binding term sheet with MMCap International Inc. SPC (“MMCap”) for the Company to issue US$250 million aggregate principal amount of 9.0% unsecured convertible debentures (the “2024 Debentures”), as consideration for the purchase (the “Acquisition”) of approximately 2.7 million pounds of natural uranium concentrate. The Company will pay a 3% establishment fee to the debenture holders through the issuance of Shares.

In connection with the Acquisition, the Company will enter into an investor rights agreement with MMCap, containing voting alignment, standstill, and transfer restriction covenants.

Operational

On February 12, 2024, NexGen received the results of the Canadian Nuclear Safety Commission (the “CNSC”) technical review of NexGen’s responses to Federal technical comments received on the Draft Environmental Impact Statement (the Federal “EIS”) through the Federal Environmental Assessment (the Federal “EA”) review process.

On March 11, 2024, the Company announced the discovery of new intense uranium mineralization on its 100% owned SW2 Property, 3.5 kilometers east of the Arrow Deposit. The new mineralized occurrence in RK-24-183 is located on a previously untested conductor segment of Patterson Corridor East. Localized uranium mineralization was intersected for 19.8 meters between 347.7 and 367.5 meters, ranging from <500 to >61,000 counts per second. Exploration is predominantly open in all directions including over 1.5 kilometers along strike.

During the quarter, NexGen further advanced the front end engineering and design (“FEED”) for the Rook I Project, while continuing to progress the Rook I Project through the critical path detailed engineering and procurement phases.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Operations Review - Rook I Project

Project Development

In Q1 2021, NexGen completed an independent feasibility study (“FS”) and issued a news release outlining the results on February 22, 2021. The FS validated the previous stage engineering, produced a Class 3 (AACE) capital and operating cost estimate that are summarized in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Arrow Deposit, Rook I Project, Saskatchewan, Nl 43-101 Technical Report on Feasibility Study dated March 10, 2021” (the “Rook 1 FS Technical Report”), and supports the EA processes and licence application activities. The FS is based on an initial 10.7-year mine life; however the Company is seeking permitting and licensing approvals for a 24-year mine operating life.

Feasibility Study

The Rook I FS Technical Report includes updated Mineral Reserve and Mineral Resource estimates for the Arrow Deposit. The information contained in this MD&A regarding the Rook I Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications, and procedures described in the Rook I FS Technical Report, and is qualified in its entirety by the full text of the Rook I FS Technical Report. Reference should be made to the full text of the Rook I FS Technical Report.

Highlights

Summary of Arrow Deposit Feasibility Study(1)

U3O8 Price used in Economic Model(2)	$50/lb (Base Case)	$100/lb(3)
After-Tax NPV @ 8%	$3.47 Billion	$8.13 Billion
After-Tax Internal Rate of Return (IRR)	52.4%	81.6%
After-Tax Payback	0.9 Year	0.58 Year
Pre-Commitment Early Works Capital	$158 Million	$158 Million
Project Execution Capital	$1,142 Million	$1,142 Million
Total Initial Capital Costs (“CAPEX”)	$1,300 Million	$1,300 Million
Average Annual Production (Years 1-5)	28.8 M lbs U3O8	28.8 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Years 1-5)	$1,038 Million	$2,114 Million
Average Annual Production (Life of Mine)	21.7 M lbs U3O8	21.7 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Life of Mine)	$763 Million	$1,588 Million
Nominal Mill Capacity	1,300 tonnes per day	1,300 tonnes per day
Average Annual Mill Feed Grade	2.37% U3O8	2.37% U3O8
Mine Life	10.7 Years	10.7 Years
Average Annual Operating Cost (“OPEX”, Life of Mine)	$ 7.58 (US$5.69)/lb U3O8	$ 7.58 (US$5.69)/lb U3O8

1)	The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. Pre-Commitment Early Works scope includes site preparation, and the supporting infrastructure (concrete batch plant, Phase I camp accommodations and bulk fuel storage) required to support full Project Execution Capital.
2)	FS Base Case analysis in the FS is based on CAD $1.00 = US $0.75.
3)	For illustrative purposes to demonstrate the sensitivities to uranium prices, an alternative to the Base Case analysis in the FS using $100/lb U308 (based on CAD $1.00 = US $0.75) is shown. Readers are cautioned that such information may not be appropriate for other purposes. Such illustrative price was chosen to approximate current uranium prices but is not a forecast of expected uranium prices and does not reflect any changes to CAPEX and OPEX. See “Operations Outlook”. NPV and IRR in the FS are most sensitive to metal prices, grade, metal recovery, and exchange rates. See “Economic Results” below for further discussion on the sensitivity analysis in the FS.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Mineral Resources

The updated Mineral Resource estimate has an effective date of June 19, 2019 and builds upon the Mineral Resource estimate used in the Company’s previously released pre-feasibility study by incorporating additional holes drilled in 2018 and 2019. The updated Mineral Resource estimate is principally comprised of Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2,183 kt grading 4.35% U3O8 as well as, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1,572 kt grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4,399 kt grading 0.83% U3O8, summarized in the table below.

Arrow Deposit Mineral Resource Estimate

FS Mineral Resource
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)

Measured
A2 LG	920	0.79	16.0
A2 HG	441	16.65	161.9
A3 LG	821	1.75	31.7
Total:	2,183	4.35	209.6
Indicated
A2 LG	700	0.79	12.2
A2 HG	56	9.92	12.3
A3 LG	815	1.26	22.7
Total:	1,572	1.36	47.1
Measured and Indicated
A2 LG	1,620	0.79	28.1
A2 HG	497	15.9	174.2
A3 LG	1,637	1.51	54.4
Total:	3,754	3.1	256.7
Inferred
A1 LG	1,557	0.69	23.7
A2 LG	863	0.61	11.5
A2 HG	3	10.95	0.6
A3 LG	1,207	1.12	29.8
A4 LG	769	0.89	15.0
Total:	4,399	0.83	80.7

Notes:

1.	CIM Definition Standards were followed for Mineral Resources. Mineral Resources are reported inclusive of Mineral Reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	The effective date of Mineral Resources is June 19, 2019
5.	Numbers may not add due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Mineral Reserves

The Rook I FS Technical Report defines Probable Mineral Reserves of 239.6 M lbs of U3O8 contained in 4,575 kt grading 2.37% U3O8 from the Measured and Indicated Mineral Resources, summarized in the table below. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined. Although a majority of the Mineral Reserves are based on Measured Mineral Resources, it was decided to allocate 100% of the Mineral Reserves to the Probable Mineral Reserves category (as opposed to the Proven Mineral Reserves category), due to the Rook I Project currently being in an exploration and development stage.

Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
A2	2,594	3.32%	190.0
A3	1,982	1.13%	49.5
Total	4,575	2.37%	239.6

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported with an effective date of January 21, 2021.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, marginal ore, special waste and a nominal amount of waste required for mill ramp-up and grade control.
4.	Stopes were estimated at a cut-off grade of 0.30% U3O8.
5.	Marginal ore is material between 0.26% U3O8 and 0.30% U3O8 that must be extracted to access mining areas.
6.	Special waste is material between 0.03% and 0.26% U3O8 that must be extracted to access mining areas. Material below 0.03% U3O8 is considered benign waste that must be treated and stockpiled in an engineered facility.
7.	Mineral Reserves are estimated using a long-term metal price of US$50 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75). The cost to ship the yellow cake product to a refinery is considered to be included in the metal price.
8.	A minimum mining width of 3.0 m was applied for all long hole stopes.
9.	Mineral Reserves are estimated using a combined underground mining recovery of 95.5% and total dilution (planned and unplanned) of 33.8%.
10.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
11.	Numbers may not add due to rounding.

Economic Results

The Rook I FS Technical Report was based on a uranium price estimate of US$50/lb U3O8 per pound, net of yellow cake transportation fees and a fixed USD:CAD conversion rate of 0.75 (the “Base Case”).

The economic analysis is based on the timing of a final investment decision (“FID”), and it does not include the pre-commitment early works capital costs, which are costs NexGen intends, in part or entirely, on expending prior to the FID. The pre-commitment early works scope includes preparing the site, completing initial freeze hole drilling, and building the supporting infrastructure (i.e. concrete batch plant, Phase I camp accommodations, and bulk fuel storage) required for the Rook I Project. Under the Rook I FS Technical Report, costs for the pre-commitment early works total an estimated $158 million. See “Risk Factors - General Inflationary Pressures”.

The Rook I FS Technical Report returned an after-tax NPV@8% of $3.47 billion and an IRR of 52.4% for the Base Case. The economic model was subjected to a sensitivity analysis to determine the effects of changing metals prices, grade, metal recovery, exchange rate, OPEX, CAPEX, labour, and reagent costs. The NPV is most sensitive to metals prices, grade, metal recovery, and exchange rate and not as sensitive to OPEX, CAPEX, labour, or reagent costs. The sensitivity of the after-tax NPV and IRR are summarized in the following table using the price of uranium as the dependent variable.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

NPV and IRR Sensitivity to Uranium Price

Uranium Price (US$/lb U3O8) (1)	After-Tax NPV	After-Tax IRR
$150/lb U3O8	$12.80 Billion	101.8%
$100/lb U3O8	$8.13 Billion	81.6%
$90/lb U3O8	$7.20 Billion	76.8%
$80/lb U3O8	$6.27 Billion	71.5%
$70/lb U3O8	$5.33 Billion	65.8%
$60/lb U3O8	$4.40 Billion	59.5%
$50/lb U3O8 (Base Case)	$3.47 Billion	52.4%

(1) The base case for U3O8 in the FS is $50/lb. Prices in the above figure, which include $150/lb and remove prices from $30/lb to $45/lb from the extended sensitivity analysis in the FS, have been used for illustrative purposes only to demonstrate the sensitivities of the NPV and IRR in the FS to uranium prices, and readers are cautioned that such information may not be appropriate for other purposes. NPV and IRR in the FS are most sensitive to: metal prices, grade, metal recovery, and exchange rates.

Permitting, Regulatory, and Engagement

On November 9, 2023, NexGen announced Ministerial Environmental Assessment approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Project.

In parallel to the ongoing Provincial approvals process, NexGen has continued to advance Federal approvals required for the Project, which include securing both Federal EA and licence approvals from the CNSC. NexGen has implemented an integrated approach to the Federal EA and licensing processes for the Project whereby information to support the licence application has been submitted to the CNSC in a staged manner since 2019 to ensure alignment between the EA and licensing documentation.

During 2023, NexGen submitted responses to the Federal technical review comments received on the Draft Federal EIS through the Federal EA review process completed in Q4 2022. The CNSC conducted a completeness check of NexGen’s responses, and on November 14, 2023 deemed NexGen’s submission complete and confirmed commencement of the review of NexGen’s responses to the technical review comments by the Federal-Indigenous Review Team. Results of the Federal-Indigenous Review Team review were provided to NexGen on February 12, 2024.

The Company is continuing its longstanding engagement with the communities within proximity of the Rook I Project, as per the study agreements entered into with the four rights-bearing (i.e., primary) Indigenous Groups in Q4 2019 (the “Study Agreements”).

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

The Study Agreements formalized the engagement approaches that would support each primary Indigenous Group’s participation in the EA process, particularly to:

•	develop a Joint Working Group (“JWG”) structure for each Indigenous Group to support the inclusion of Indigenous Knowledge into the EA process and to facilitate regular, ongoing engagement;
•	assist in the identification of valued components for the EA;
•	explore special interest topics for each Indigenous Group;
•	support Indigenous Knowledge and Traditional Land Use (“IKTLU”) Studies in various forms particular to each Indigenous Group; and
•	establish a Community Coordinator position in each Indigenous Group to act as the primary contact between NexGen and the Indigenous Group.

In addition, each Study Agreement committed NexGen to providing capacity funding for the JWG engagement, retention of technical support by the Indigenous Group, and completion of the self-directed IKTLU Studies. Each of the Clearwater River Dene Nation (“CRDN”), Métis Nation - Saskatchewan Northern Region 2 (“MN-S NR2”) and Métis Nation - Saskatchewan (“MN-S”), Birch Narrows Dene Nation (“BNDN”), and Buffalo River Dene Nation (“BRDN”) completed IKTLU Studies in support of the EA for the Project.

Further, the Study Agreements confirmed that the parties would negotiate impact benefit agreements or mutual benefit agreements (each, a “Benefit Agreement”) in good faith. During 2021, the Company signed Benefit Agreements with each of the BNDN and the BRDN covering all phases of the Rook I Project. In Q2 2022, the Company signed a Benefit Agreement with the CRDN. During Q2 2023, the Company signed a Benefit Agreement with the MN-S NR2 and MN-S. All Indigenous communities in the Local Priority Area have formally supported the development of the Rook I Project by NexGen.

The Benefit Agreements have been developed to define the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the Indigenous Groups by NexGen and to confirm the consent and support of those Indigenous Groups for the Project. These four Indigenous Groups (i.e., the CRDN, MN-S, BNDN, and BRDN) collectively represent the First Nation and Métis communities for which the Saskatchewan Ministry of Environment assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the Federal requirements of the CNSC.

NexGen has developed Environmental Committees with each of the Indigenous Groups with signed Benefit Agreements. JWG activities with the CRDN, MN-S NR2 and MN-S, BNDN, and BRDN are now being implemented through the respective Environmental Committees.

Operations Outlook

The Company intends to advance the development of the Rook I Project as outlined in the Rook I FS Technical Report in the following areas:

•	transition from FEED to detailed engineering to prepare for the project execution phase; and
•	conducting site confirmation and process plant optimization studies to support the detailed engineering programs.

The Company is in the process of updating the Rook I Project initial Capital Costs and Average Annual Operating Costs and is expected to complete this assessment by the end of 2024.

Through 2024, building on the Provincial EA approval received in 2023, the Company will continue to advance the final Federal EA and licensing activities required to obtain a Uranium Mine and Mill Licence from the CNSC following the establishment of a Federal Commission Hearing Date, and continue engagement with Provincial and Federal regulators and communities.

Health, Safety, and Environment

NexGen places the health and safety of its people as the highest priority in the form of a zero harm culture and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in the protection of its people, the environment, and the careful management of the exploration, development, and extraction of mineral resources.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Management is focused on optimizing its strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen operates a zero-harm workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed at least annually. NexGen takes a proactive and long-term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

The Company has implemented comprehensive communicable and infectious disease response protocols at each of its locations.

Financial Results

Financial results for the three months ended March 31, 2024 and 2023 (Unaudited)

$000s	Three months ended March 31, 2024	Three months ended March 31, 2023
Salaries, benefits, and directors’ fees	$2,741	$2,249
Office, administrative, and travel	5,153	3,473
Professional fees and insurance	3,022	1,608
Depreciation	516	399
Share-based payments	6,066	6,483
	(17,498)	(14,212)
Finance income	3,505	1,356
Mark to market loss on convertible debentures	(16,282)	3,804
Interest expense on convertible debentures	(3,375)	(688)
Interest on lease liabilities	(33)	(44)
Share of net loss from associate	(1,577)	–
Gain on dilution of ownership interest in associate	221	–
Foreign exchange gain (loss)	729	(99)
Loss before taxes	$(34,310)	$(9,883)
Deferred income tax recovery (loss)	(310)	776
Net loss	$(34,620)	$(9,107)
Basic and diluted loss per share attributable to NexGen shareholders	$(0.06)	$(0.01)

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Three months ended March 31, 2024 versus three months ended March 31, 2023

During the three months ended March 31, 2024 (the “Current Quarter”), NexGen recorded a net loss of $34.6 million or $0.06 loss per share attributable to NexGen shareholders compared to the three months ended March 31, 2023 (the “Comparative Quarter”) with a net loss of $9.1 million or $0.01 loss per share attributable to NexGen shareholders, representing an increase in net loss of $25.5 million quarter over quarter. The result was primarily due to the following:

•	The Company recognized a mark-to-market loss on convertible debentures of $16.3 million during the Current Quarter compared to a mark-to-market gain of $3.8 million during the Comparative Quarter. Mark-to-market gains and losses result from the fair value re-measurement of convertible debentures at each reporting date, with any changes in the fair value being recognized in the net loss and comprehensive loss for the period. The mark-to-market loss on convertible debentures for the Current Quarter is due to the issuance of the 2023 Debentures (as defined below) in the third quarter of 2023, and an increase in the Company’s share price during the Current Quarter.
•	The interest expense on convertible debentures increased by $2.7 million from $0.7 million in the Comparative Quarter to $3.4 million in the Current Quarter. The increase is primarily due to interest on the 2023 Debentures incurred during the Current Quarter that did not occur in the Comparative Quarter.
•	Salaries, benefits, and directors’ fees increased by $0.5 million from $2.2 million in the Comparative Quarter to $2.7 million in the Current Quarter primarily due to an increase in the number of employees in line with increased operations including the appointment of key personnel to the Company’s management team, offset by the impact of the deconsolidation of IsoEnergy.
•	Office, administrative, and travel costs increased by $1.7 million in the Current Quarter compared to the Comparative Quarter. The increase is primarily related to community partnerships in the Current Quarter, offset by the impact of the deconsolidation of IsoEnergy.
•	Professional fees and insurance increased by $1.4 million from $1.6 million in the Comparative Quarter to $3.0 million in the Current Quarter primarily due to corporate development initiatives, offset by the impact of the deconsolidation of IsoEnergy.
•	Share based compensation decreased by $0.4 million from $6.5 million during the Comparative Quarter to $6.1 million in the Current Quarter. The decrease is primarily due the deconsolidation of IsoEnergy and the timing of stock option vesting and granting during the Current Quarter compared to the Comparative Quarter.
•	Gains and losses on dilution of ownership interest in associate arise when IsoEnergy issues shares to other parties resulting in a dilution of the Company’s ownership in IsoEnergy. The gain on dilution is calculated as the difference between the Company’s ownership interest in the new assets received by IsoEnergy for the shares issued to other parties, and the reduction in ownership interest in the previous carrying amount of the investment in IsoEnergy. The gain in the Current Quarter is primarily due to the private placement IsoEnergy completed on February 9, 2024 resulting in the Company’s interest in IsoEnergy falling from 33.9% at December 31, 2023 to 32.9% at March 31, 2024.
•	The share of net loss from associate of $1.6 million is due to the recognition of the Company’s share of IsoEnergy’s loss for the Current Quarter as a result of the deconsolidation completed in the fourth quarter of 2023 and the subsequent equity accounting of its investment in IsoEnergy.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

•	Finance income increased by $2.1 million due to an increased cash balance and higher interest rates in the Current Quarter compared to the Comparative Quarter.

Financial Position Summary

Statement of financial position summary as at March 31, 2024, December 31, 2023 and January 1, 2023 (Unaudited)

$000s	March 31, 2024	December 31, 2023	January 1, 2023
		Restated(1)	Restated(1)
Current assets
Cash	$383,159	$290,743	$134,447
Marketable securities	–	–	5,775
Amounts receivable	3,627	1,940	5,775
Prepaid expenses and other assets	11,122	13,770	1,801
Lease receivable	512	512	2,165
	398,420	306,965	144,188
Non-current assets
Exploration and evaluation assets	484,112	451,356	405,248
Property and equipment	5,945	5,404	5,048
Investment in associate	241,137	240,116	–
Lease receivable	3,374	3,502	–
Deposits	82	82	76
Total assets	$1,133,070	$1,007,425	$554,560

Current liabilities
Accounts payable and accrued liabilities	$26,588	$26,986	$13,723
Lease liabilities	945	926	775
Flow-through share premium liability	–	–	2,069
Convertible debentures	175,908	158,478	80,021
	203,441	186,390	96,588
Non-current liabilities
Long-term lease liabilities	772	1,016	1,688
Deferred income tax liabilities	–	–	867
Total liabilities	$204,213	$187,406	$99,143

Total equity	$928,857	$820,019	$455,417

(1) Restated - refer to Note 3(c) of the Interim Statements.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Liquidity and Capital Resources

On September 22, 2023, NexGen announced the closing of a private placement (the “2023 Private Placement”) of US$110 million in aggregate principal amount of 9.0% unsecured convertible debentures (the “2023 Debentures”) with Queen’s Road Capital Investment Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”). The Company paid a 3% establishment fee of $4,443 (US$3,300) to the investors through the issuance of 634,615 Shares. The Company holds sufficient US dollars to make all interest payments due under the 2023 Debentures until maturity.

Effective retrospectively for 2024 reporting periods, the balance of principal outstanding for the 2023 Debentures is classified as a current liability in accordance with the amendments to IAS 1, effective January 1, 2024.

On May 7, 2024, NexGen entered into a binding term sheet with MMCap for the Company to issue US$250 million in aggregate principal amount of 2024 Debentures. The 2024 Debentures will be convertible into Shares at the option of the debenture holders under certain conditions, therefore the balance of principal outstanding for the 2024 Debentures will also be classified as a current liability in accordance with IAS 1 upon closing.

On January 6, 2023, NexGen established an at-the-market equity program (the “ATM Program”) pursuant to the terms of an equity distribution agreement dated January 6, 2023 (the “January Sales Agreement”) among the Company, Virtu Canada Corp. (formerly ITG Canada Corp.), as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed it to issue up to $250 million of Shares to the public, from time to time, at its discretion, on the TSX and/or the NYSE, and/or any other marketplace for the Shares in Canada or the United States or as otherwise agreed between the Agents and NexGen. The ATM Program is designed to provide NexGen with additional financing flexibility which may be used in conjunction with other funding sources.

On December 11, 2023, NexGen announced that it updated its ATM Program in accordance with the terms and conditions of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) among NexGen and the Agents, which allowed it to issue up to $500 million of Shares to the public, from time to time, at its discretion, on the TSX and/or the NYSE, and/or any other marketplace for the Shares in Canada or the United States or as otherwise agreed between the Agents and NexGen. The December Sales Agreement will be effective until the earlier of the sale of all of the Shares issuable pursuant to the ATM Program and December 11, 2025, unless terminated prior to such date. Concurrent with entering into the December Sales Agreement, the January Sales Agreement was terminated.

The Company intends to use the net proceeds from the ATM Program to fund the continued development and further exploration of its mineral properties, including the Rook I Project, and for general corporate purposes.

NexGen had a working capital surplus of $195.0 million, including the 2023 Debentures, as at March 31, 2024 (December 31, 2023 – $120.6 million, January 1, 2023 – $47.6 million, restated – refer to Note 3(c) of the Interim Statements) and $383.2 million of cash on hand as at March 31, 2024 (December 31, 2023 – $290.7 million, January 1, 2023 - $134.4 million, restated – refer to Note 3(c) of the Interim Statements). The Company currently has sufficient cash to fund its current operating and administration costs.

The increase in working capital of $74.4 million from December 31, 2023 to March 31, 2024 was primarily attributable to proceeds raised from the ATM Program and stock option exercises, offset by expenditures incurred to advance the Rook I Project together with the funding of operational and administration costs.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

The net change in cash position at March 31, 2024 compared to December 31, 2023 was an increase of $92.4 million, attributable to the following components of the statement of cash flows:

•	NexGen’s operating outflow before working capital adjustments was $7.4 million during the Current Quarter (Comparative Quarter - outflow of $6.0 million) due to increased operational costs in the Current Quarter correlated to the stage of development of the Rook I Project.
•	The outflow from changes in working capital items was $1.9 million during the Current Quarter (Comparative Quarter - outflow of $1.6 million) due to the timing of payments.
•	Investing activities used $34.0 million in the Current Quarter, associated primarily with the development of the Rook I Project (Comparative Quarter - outflow of $18.5 million).
•	Financing activities had an inflow of $135.0 million in the Current Quarter (Comparative Quarter - inflow of $27.6 million) primarily due to net proceeds from the ATM program of $130.2 million and proceeds from option exercises of $5.0 million.

Since the date the ATM program was updated on December 11, 2023 to March 31, 2024, 13,000,800 Shares have been issued at a weighted average price of $10.38 per Share.

Subsequent to March 31, 2024, the Company entered into the Placement Agreement with a lead manager and bookrunner to arrange and manage the Offering comprised of 20,161,290 Shares at a price of $11.11 for aggregate gross proceeds of approximately $224 million with settlement to occur through newly listed CDIs on the ASX.

Closing of the Offering is expected to occur on or about May 15, 2024 and is subject to customary closing conditions, including receipt of regulatory approvals.

Concurrent with and to facilitate the Offering, the Company also agreed with the Agents to enter into the Amended Sales Agreement with respect to the December Sales Agreement to reduce the aggregate value of Shares that may be offered and sold from up to $500 million to up to approximately $276 million. As a result of the Amended Sales Agreement and taking into account the 13,000,800 Shares sold to date, the maximum amount available that may be offered and sold will be approximately $141 million.

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the acquisition, exploration and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities and will continue to require significant additional financing to fund its operations, including continuing with currently contemplated exploration and development activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended March 31, 2024.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Contractual Obligations and Commitments

Significant Undiscounted Obligations and Commitments as at March 31, 2024

$000s	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,588	$–	$–	$–	$26,588
Convertible debentures	175,908	–	–	–	175,908
Lease liabilities	1,476	977	–	–	2,453
	$203,972	$977	$–	$–	$204,949

As at December 31, 2023 - restated (refer to the Interim Statements Note 3(c)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,986	$–	$–	$–	$26,986
Convertible debentures (Note 8)	158,478	–	–	–	158,478
Lease liabilities (Note 9(c))	1,476	1,476	–	–	2,952
	$186,940	$1,476	$–	$–	$188,416

As at January 1, 2023 - restated (refer to the Interim Statements Note 3(c)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$13,723	$–	$–	$–	$13,723
Convertible debentures (Note 8)	80,021	–	–	–	80,021
Lease liabilities (Note 9(c))	1,346	2,574	–	–	3,920
	$95,090	$2,574	$–	$–	$97,664

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
$000s except per share amounts	Mar 31,	Dec 31,	Sept 30,	June 30,
	2024	2023	2023	2023
Finance income	3,505	2,324	1,103	1,247
Net income (loss)	(34,620)	159,968	(63,196)	(17,498)
Net income (loss) for the period attributable to shareholders of NexGen	(34,620)	158,901	(52,135)	(19,292)
Basic earnings (loss) per share	(0.06)	0.30	(0.11)	(0.04)
Diluted earnings (loss) per share	(0.06)	0.29	(0.11)	(0.04)

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

	For the three months ended
$000s except per share amounts	Mar 31,	Dec 31,	Sept 30,	June 30,
	2023	2022	2022	2022
Finance income	1,356	1,149	896	491
Net income (loss)	(9,107)	(20,155)	(27,298)	17,585
Net income (loss) for the period attributable to shareholders of NexGen	(6,658)	(22,505)	(21,895)	13,484
Basic earnings (loss) per share	(0.01)	(0.05)	(0.05)	0.03
Diluted earnings (loss) per share	(0.01)	(0.05)	(0.05)	(0.02)

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the development of the Rook I Project, in addition to the acquisition, exploration, evaluation and development of resource properties.

The fluctuations in income (loss) are mainly the result of the gain recognized on the deconsolidation of IsoEnergy in the fourth quarter of 2023 of $204.0 million, the loss recognized on the conversion of the Company’s US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures into Shares in the third quarter of 2023, mark-to-market gains or losses recognized on the fair value re-valuation of the convertible debentures at each quarter driven primarily by the changes in share price of the Company and IsoEnergy with any changes in the fair value being recognized in the income (loss) for the quarter, and the Black Scholes valuation of the share-based compensation.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The income (loss) per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended March 31,
$000s	2024	2023
Short-term compensation (1)	$830	$1,045
Share-based payments(2)	5,067	6,685
Consulting fees (3)	32	76
	$5,929	$7,806

(1) Short-term compensation to key management personnel for the three months ended March 31, 2024 amounted to $830 (2023 - $1,045) of which $830 (2023 - $997) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $nil (2023 - $48) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three months ended March 31, 2024 amounted to $5,067 (2023 - $6,685) of which $5,067 (2023 - $6,442) was expensed and $nil (2023 - $243) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company in relation to advice on corporate matters for the three months ended March 31, 2024 amounting to $32 (2023 - $76) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months’ notice.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

As at March 31, 2024, there was $32 (December 31, 2023 - $43) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of Shares and an unlimited number of preferred shares. As at May 7, 2024, there were 539,846,319 Shares, 49,965,807 stock options with exercise prices ranging between $1.59 and $9.33, and no preferred shares issued and outstanding.

Outstanding Convertible Debentures

On September 22, 2023, the Company entered into agreements with QRC and WHSP for gross proceeds of US$110 million in connection with the 2023 Private Placement of the 2023 Debentures. The 2023 Debentures carry a 9.0% coupon, have a maturity date of September 22, 2028 and are convertible at the holder’s option at a conversion price of US$6.76 into a maximum of 16,272,189 Shares of NexGen. As at May 7, 2024, US$110 million of the principal of the 2023 Debentures remain outstanding.

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion
2023 Debentures	US$110 million	US$6.76	Common shares of NexGen	16,272,189

Off-Balance Sheet Arrangements

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Segment Information

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

Accounting Policy Overview

Critical Accounting Policies and Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include exploration and evaluation assets, convertible debentures, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities include exploration and evaluation assets, convertible debentures, assessment of control, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies, except for the adoption of amendments to IAS 1 (refer to Interim Statements Note 3(c)). Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, amounts receivable, lease receivable, accounts payable and accrued liabilities, and the 2023 Debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The Company’s cash, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable’s fair value is equal to its carrying value.

The 2023 Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income. The 2023 Debentures are classified as Level 2.

Risk Factors

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Interim Statements and related notes for the three months ended March 31, 2024. For further details of risk factors, please refer to the most recent Annual Information Form, and the Annual Financial Statements and associated management’s discussion and analysis, each filed on SEDAR+ at www.sedarplus.ca, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

The Company’s maximum exposure to credit risk is as follows:

	March 31, 2024	December 31, 2023
Cash	$383,159	$290,743
Amounts receivable	3,627	1,940
Lease receivable	3,886	4,014
	$390,672	$296,697

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, NexGen had cash of $383,159 to settle current liabilities of $203,441.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the 2023 Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its 2023 Debentures. At maturity the aggregate of the US$110 million principal amount of the 2023 Debentures will become due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2023 Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2023 Debentures more costly to repay.

As at March 31, 2024, the Company’s US dollar net financial liabilities were US$91,236. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $12,353 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in equity prices may affect the valuation of the 2023 Debentures which may adversely impact the Company’s earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of March 31, 2024. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2023 Debentures in an aggregate principal amount of US$110 million, carry a fixed interest rate of 9.0% and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent Annual Information Form and below. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the 2023 Debentures. Failure to repay the 2023 Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

In the long-term, the Company’s success will depend on continued exploration, development and mining activities on its existing properties, which will depend ultimately on the Company’s ability to achieve and maintain profitability and positive cash flow from operations, by developing the properties into profitable mining activities. The economic viability of mining activities, including the expected duration and profitability of the Rook I Project, has many risks and uncertainties. See “Other Risk Factors - General Inflationary Pressures” and “Other Risk Factors - Industry and Economic Factors that May Affect the Business” below.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Capital Intensive Operations and Uncertainty of Additional Financing

The Company’s operations are capital intensive and future capital expenditures are expected to be substantial. The Company will require significant additional financing to fund its operations, including the development of the Rook I Project and associated mine construction costs. In the absence of such additional financing, the Company will not be able to fund its operations, which may result in delays, curtailment or abandonment of any one or all of its uranium properties. See “Other Risk Factors - Exploration and Development Risks” below.

Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company’s obligations under the 2023 Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium and Alternate Sources of Energy

The price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Exploration and Development Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions; the regulatory process and actions; failure to obtain necessary permits and approvals; technical issues; new legislation; competitive and general economic factors and conditions; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production, whether as expected or at all. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital, including significantly higher than expected capital costs to construct the mine and/or processing plant; significant delays, reductions or stoppages of mining development or uranium extraction activities; difficulty in marketing and/or selling uranium concentrates; significantly higher than expected extraction costs and significantly lower than expected uranium extraction. See “Other Risk Factors - General Inflationary Pressures” and “Other Risk Factors - Industry and Economic Factors that May Affect the Business” below. The Company’s ability to develop and bring the Rook I Project into production is dependent upon the services of appropriately experienced personnel and/or third-party contractors who can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it brings the Rook I Project into production. See “Other Risk Factors - Reliance upon Key Management and Other Personnel” below.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology, project development and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Even if appropriately skilled personnel and third-party contractors are secured, the timely and cost-effective completion of work will depend to a large degree on the satisfactory performance of such personnel and third-party contractors who will be responsible for different elements of the Company’s exploration and development work, including the site and mine plan. If any of these personnel or third-party contractors do not perform to accepted or expected standards, the Company may be required to hire different personnel or contractors to complete tasks, which may impact schedules and add costs to the Rook I Project, which, in some cases could be significant. A major contractor default, or the failure of the Company to properly manage contractor performance, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Imprecision of Mineral Reserve and Resource Estimates

Mineral Reserve and Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon geological assumptions based on limited data, and statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

General Inflationary Pressures

General or market specific inflationary pressures may affect labour, development, mining and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Shares.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to: the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; and global economic and uranium price and exchange rate volatility, all of which are uncertain. The Company’s expected mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any resources that the Company extracts materials from will result in profitable mining activities.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets. Certain of NexGen’s properties are subject to various royalty agreements.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the 2023 Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the 2023 Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent Annual Information Form.

Negative Impacts by an Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government-imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including operational shutdowns or suspensions. The inability to continue ongoing exploration and development work could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

For further information on Risk Factors, refer to those set forth in the Company most recent Annual Information Form, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Management maintains appropriate information systems, procedures and controls to provide reasonable assurance that information that is publicly disclosed is complete, reliable and timely. The Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) of the Company, along with the assistance of management under their supervision, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Controls

During the three months ended March 31, 2024, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2024 (expressed in thousands of Canadian dollars, except as noted)

Technical Disclosure

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated Mineral Resource, please refer to the Rook I FS Technical Report filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Kevin Small, P.Eng., Senior Vice President, Operations and Engineering, and Mr. Jason Craven, P.Geo., Manager, Exploration for NexGen. Each of Mr. Small and Mr. Craven is a qualified person for the purposes of NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, “Measured Mineral Resource”, “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than Securities and Exchange Commission disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to Mineral Reserves and Mineral Resources contained herein is not comparable to disclosure by issuers required to comply with Securities and Exchange Commission disclosure requirements.

Approval

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.